Exhibit 21.1 Subsidiaries of Registrant

Subsidiary Name	State or Country of Incorporation or Jurisdiction	Name Under Which Business is Conducted
GraphOn Corporation	Delaware	GraphOn Corporation
GraphOn NES Sub LLC	Delaware	GraphOn Corporation
GraphOn Research Labs Limited	Israel	GraphOn Research Labs Limited